1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date July 5, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2016 SECOND CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2016 second class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 11:30 a.m. on Friday, 19 August 2016 at the headquarter of the Company at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the announcement of the Company dated 16 June 2016 in relation to the non-public issuance of A shares of the Company):

SPECIAL RESOLUTIONS

1.	“THAT, to consider and approve the proposal in relation to the plan of non-public issuance of shares to specific subscribers by the Company ..” Details of the aforesaid proposal were contained in the announcement of the Company dated 16 June 2016 in relation to non-public issuance of A Shares and the announcement dated 4 July 2016 in relation to the adjustment to the issue price.

The major details of the aforesaid plan in this resolution are as follows (each and every item as a separated resolution):

(1.01) Class and nominal value of shares to be issued

The shares of the Company to be issued under the Additional A Shares Issue are A Shares with the nominal value of RMB1.00 per A Share.

(1.02) Method and time of issuance

All new A Shares under the Additional A Shares Issue will be offered to the specific target subscribers by way of non-public issuance, which shall be issued as appropriate within six months from the date of obtaining the approval from CSRC in respect of the Additional A Shares Issue.

(1.03) Issue price and pricing principle

The Price Determination Date of the new A Shares under the Additional A Shares Issue is the date of the announcement on the resolutions at the 22nd meeting of the 6th session of the Board of the Company. The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB8.32 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period) and adjusted by excluding dividend according to the situation of profits distribution of the Company as at 30 June 2016 (cash dividend of RMB0.01 per share (tax inclusive)).

The basic issue price of new A Shares to be issued under the Additional A Shares Issue will be adjusted in case of any other ex-rights or ex-dividend matters, during the period from the Price Determination Date to the date of issuing such new A Shares. After necessary approvals for the Additional A Shares Issue from CSRC obtained and in accordance with the provisions of relevant laws and regulations and the requirements from other regulatory authorities, the actual issue price will be determined by the Board pursuant to the authorization to be granted by the Shareholders in consultation with the sponsor (lead underwriter) and having regard to the market consultation.

(1.04) Number of shares to be issued

The Company proposes to issue not more than 538,000,000 new A Shares (inclusive).

The maximum number of new A Shares to be issued under the Additional A Shares Issue will be adjusted in cases of ex-rights or ex-dividend matters, during the period from the Price Determination Date to the date of issuing such new A Shares. Within the abovementioned scope, the actual number of new A Shares to be issued will be determined by the Board pursuant to the authorization to be granted by the Shareholders and in consultation with the sponsor (lead underwriter) and having regard to the market conditions at the time of issuance.

(1.05) Use of Proceeds

The amount of gross Proceeds is expected to be not more than RMB6,000,000,000. The Company intends to use such Proceeds (after deducting the issuance expenses) for the following purposes:

Intended use of Proceeds	Total amount of capital required	Proposed amount of Proceeds to be applied
	(RMB)	(RMB)
1. Acquisition of 52% equity interests in Jiutai Energy	1,840,240,000	1,800,000,000
2. Increase in the registered capital of Zhongyin Leasing	5,000,000,000	2,400,000,000
3. Repayment of bank loans	—	1,800,000,000

Total	—	6,000,000,000

The net Proceeds will not exceed the total amount of capital required by the Projects. In the event that the actual amount of Proceeds is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. Under the circumstance that the availability of Proceeds is inconsistent with implementation schedule of the Projects, the Company may first fund the Projects by other capital according to actual situations, which capital shall be exchanged with the Proceeds when they are available in compliance with requirements and procedures as prescribed by relevant laws and regulations.

(1.06) Lock-up period

The subscribers who subscribe for the new A Shares under the Additional A Shares Issue shall not dispose any of such A Shares within a period of 12 months from the date of completion of the Additional A Shares Issue. The Company will apply for listing of and permission to deal in the new A Shares under the Additional A Shares on the Shanghai Stock Exchange after the expiration of the Lock-up Period.

(1.07) Arrangement relating to the accumulated undistributed profits

Upon completion of the Additional A Shares Issue, holders of the new A Shares, together with all existing Shareholders will be entitled to all undistributed profits of the Company prior to completion of the Additional A Shares Issue.

(1.08) Validity of resolution

The resolution regarding the Additional A Shares Issue will be valid for 12 months following the approval of the Additional A Shares Issue at the EGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

(1.09) Place of Listing

The new A Shares to be issued under the Additional A Shares Issue will be listed and traded on the Shanghai Stock Exchange upon expiration of the Lock-up Period.

(1.10) Method of subscription

All new A Shares to be issued under the Additional A Shares Issue shall be subscribed for in cash.

2.	“THAT, to consider and approve the proposal in relation to the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited ..” Details of the aforesaid proposal were contained in the overseas regulatory announcement of the Company published on the website of the Stock Exchange on 16 June 2016.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman

Zoucheng, Shandong, the PRC

4 July 2016

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

Notes:

1.	Eligibility for attending the H Shareholders’ Class Meeting

Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 19 July 2016 are entitled to attend the H Shareholders’ Class Meeting. Holders of H Shares, who intend to attend the H Shareholders’ Class Meeting, must deliver the completed reply slips for attending the H Shareholders’ Class Meeting to the Office of the Secretary of the Board no later than Friday, 29 July 2016. Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the H Shareholders’ Class Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the H Shareholders’ Class Meeting. The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the H Shareholders’ Class Meeting or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the H Shareholders’ Class Meeting, from Wednesday, 20 July 2016 to Friday, 19 August 2016 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the H Shareholders’ Class Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 19 July 2016 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the H Shareholders’ Class Meeting.

4.	Miscellaneous

(1)	Holders of the H Shares attending the H Shareholders’ Class Meeting are responsible for their own transportation and accommodation expenses.

(2)	All voting at the H Shareholders’ Class Meeting will be conducted by a poll.

(3)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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